UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             and (Amendment No. 2)

                              USA DETERGENTS, INC.
                                (Name of Issuer)

                        Common Stock, .01 par per share
                        (Title of Class of Securities)

                                   902938 10 9
                                 (CUSIP Number)

                                 Rachamim Anatian
                           c/o Global Shopping Network
                             1740 Broadway, 17th Floor
                              New York, New York 10019
                                  (212) 246-9000
              (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                                February 6, 1997
                (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                                SCHEDULE 13D


CUSIP No. 902938 10 9

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    (a)    Rachamim Anatian


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.  SEC USE ONLY

4.  SOURCE OF FUNDS
    PF, BK

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    (a)    USA

NUMBER     7.  SOLE VOTING POWER
OF                 (a)     1,208,300

SHARES         8.  SHARED VOTING POWER
BENEFICIALLY       (a)     -0-

OWNED BY       9.  SOLE DISPOSITIVE POWER
EACH               (a)     1,208,300

REPORTING  10.     SHARED DISPOSITIVE POWER
PERSON WITH        (a)     -0-

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   (a)     1,208,300

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   (a)     8.79%

14.     TYPE OF REPORTING PERSON
                   (a)     IN

     This Amendment No. 2 filed by Reporting Person amends a report on
Schedule 13D filed August 8, 1996, as amended by Amendment No. 1 filed on January 24, 1997 (as so amended, the "Schedule 13D").

Item 1.   SECURITY AND ISSUER

     No change.

Item 2.   IDENTITY AND BACKGROUND

     No change.

Item 3.   SOURCE AND AMOUNT OF FUNDS.

     The 150,000 shares of Common Stock which are the subject of this Amendment were acquired with personal funds. Otherwise there has been no change from the Schedule 13D previously filed.

Item 4.   PURPOSE OF TRANSACTION

     All the shares of Common Stock beneficially owned by Reporting Person were acquired solely for investment purposes. On February 6, 1997, the Reporting Person bought in open market purchases an aggregate of 150,000 shares of Common Stock, representing greater than 1% of the Company's outstanding Common Stock, thus requiring the filing of this Amendment.

Item 5.   INTEREST IN SECURITIES OF THE COMPANY.

     (a) Mr. Anatian beneficially owns an aggregate of 1,208,300 shares of Common Stock representing approximately 8.79% of the shares of Common Stock outstanding.

     (b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Person, see Rows 7-10 of the cover page.

     (c) No transactions in the Common Stock were effected by the Reporting Person since the Reporting Person's most recent filing on Schedule 13D, except as set forth on Annex A attached hereto (being the transactions which are the subject of this filing).

     (d)  Not applicable.

     (e)  Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.


Item 7.   EXHIBITS.

     None


                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                          /s/ Rachamim Anatian
                          Rachamim Anatian



Date:     February 7, 1997

                              ANNEX A

Transactions for the Period January 21, 1997 through February 6,
1997

TRADE        DATE        QUANTITY        PRICE PER SHARE
Buy         2/6/97        25,000            $18.875
Buy         2/6/97        25,000             18.625
Buy         2/6/97       100,000             19.000